October 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jonathan E. Gottlieb
  Chris Harley
  Gustavo A. Rodriguez, Accounting Branch Chief
  Mark S. Webb, Legal Branch Chief

Re:         Canwealth Minerals Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2013
File No. 333-189845

Ladies and Gentlemen:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 3, 2013 relating to Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-189845) (the “Registration Statement”) filed with the Commission on September 19, 2013 by Canwealth Minerals Corporation (the “Company” or “Canwealth”).  Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.
We note your response to comment 1 of our letter to you dated August 2, 2013. Please explain to us the reason why you “have not produced any of the written communications or research reports requested by the Commission.”

The Company has not had any potential investors to date and, accordingly, has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  Also, no research reports exist about the Company, as requested by the Staff in your letter dated August 2, 2013, “that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act … by any broker or dealer that is participating or will participate in [the Company’s] offering.”

Securities and Exchange Commission
October 22, 2013

Cover Page

2.	Please delete the language “until . . . quoted . . . and thereafter at prevailing market prices,” and state the price you intend to sell at.

In response to the Staff’s comment, the Company has deleted this language from the cover page of the prospectus in Amendment No.2.

Prospectus Summary, page 2

3.	Please revise your “Description of Business” to clarify that you have not begun operations, have not hired any employees, have not generated any revenues and have not begun any mine development.

The Company has clarified its “Description of Business” sections on pages 1 and 14 of Amendment No.2 to address the Staff’s comment.

Use of Proceeds, page 9

4.
We note your response to comment 8 of our letter to you dated August 2, 2013. As we requested, please disclose the amount of the proceeds that will be paid to an affiliate. As required by Item 504(4), disclose the interest rate and maturity of indebtedness you intend to discharge.

In response to the Staff’s comment, the Company has amended its disclosure on page 9 of Amendment No.2.

Description of our Company, page 11

5.	As required by Item (h)(4)(xii), please revise the section to disclose the number of employees.

In response to the Staff’s comment, the Company has amended its disclosure on pages 12 and 16 of Amendment No.2.

Canada Mining Legislation and Regulation, page 12

6.	We note your response to comment 10 of our letter to you dated August 2, 2013. Please revise this section as follows:

•	as required by Item (h)(4)(viii) please revise the section to explicitly identify all government approvals you need to operate and the whether you have secured those approvals;

•	as required by Item (h)(4)(xi) please revise the second paragraph to disclose the costs and effects of compliance with environmental laws; and

•	revise the third paragraph to disclose whether you have obtained the permission of the current holder of non-mining rights to each parcel of land on which you have mining rights.

In response to the Staff’s comment, the Company has amended its disclosure on pages 13-16 of Amendment No.2.

Securities and Exchange Commission
October 22, 2013

Description of Properties page 13

7.
We note that you disclose the costs associated with your short-term and long term goals. Please disclose additional detail regarding the specific activities and costs associated with each of these goals.

In response to the Staff’s comment, the Company has amended its disclosure on pages 14-15 of Amendment No. 2.  The Company has provided additional details regarding its costs associated with its short-term goals; however, since the Company’s actual activities are highly contingent on the recommendations of its geological team, the Company has not provided additional details of its short-term activities.  In addition, the Company has included a statement with respect to its mid-term goals that since the scope and direction of such goals will be highly contingent on the recommendations of its geological team and the scale of mining projects that the Company ultimately pursues based on its mining partnerships and joint ventures, it is difficult to estimate the cost to achieve the Company mid-term goals at this time.

8.
We note the disclosure throughout your filing referencing mining activities and mining plans. The term mining generally implies development or production stage activities. As a company without a mineral reserve, you must be in the exploration stage pursuant to the definitions in paragraph (a) (4) of Industry Guide 7. Please revise to remove terms such as mining activities and mining plans and instead refer to your activities as exploration stage activities.

In response to the Staff’s comment, the Company has removed references to mining activities and mining plans and instead refers to exploration stage activities.  In addition, the Company has amended its disclosure in the sections of Amendment No. 2 entitled “Risk Factors” and “Description of Our Business” to add risk factors and other disclosures regarding the speculative nature of, and risks associated with, mining exploration.

9.
We note your response to comment 14 from our letter dated to you August 2, 2013 and we partially reissue the comment. Please disclose the type of right or claim for each of your properties. For example, disclose if the claim is a lode or placer claim. Additionally, under the description of each property include the specific fees paid to obtain your claims and the specific amounts required to keep these claims in good standing.

In response to the Staff’s comment, the Company has amended its disclosure on pages 15-16 of Amendment No. 2.

10.
We note your response to comment 15 from our letter to you dated August 2, 2013 and we partially reissue the comment. Please disclose any infrastructure located on your property, including the source of power and water.  Additionally, under the description of each property please disclose that the property is without mineral reserves and the work to be performed is exploratory in nature.

In response to the Staff’s comment, the Company has amended its disclosure on page 16 of Amendment No. 2 to state that there is currently no infrastructure at any of the Company’s mining properties and, accordingly, resources such as power and water must be brought to the properties by portable means.  Moreover, the Company has disclosed, under the description of each property, that the property is without mineral reserves and the work to be performed is exploratory in nature.

Securities and Exchange Commission
October 22, 2013

11.
We note your disclosure indicating that grab samples have been taken on each of your properties. Under the description of each property please fully discuss the number of samples taken and an overview of the results of these samples. Please include the number of samples taken, the sample identification number, the coordinates or location of the sample, and the weight of the grab sample. Additionally, include a discussion of the quality control procedures associated with your sampling and the laboratory in which the samples were analyzed.

As discussed with the Staff, the Company has amended its disclosure on page 16 of Amendment No. 2 to reflect that, to date, the Company has merely collected surface samples from random locations on the Company’s Lake View and Shadow Mountain properties, assay testing was conducted on some of these samples and the assay reports on these samples indicated traces of various elements, such as gold, silver, copper and rare earth elements, on the properties.

12.	We note your response to comment 18 from our letter to you dated August 2, 2013. Please disclose that current management has not visited your properties.

In response to the Staff’s comment, the Company has amended its disclosure on page 16 of Amendment No. 2 to reflect that, although our properties were visited by our former president, our current management has not personally visited any of the properties.

13.
We note your response to comment 20 from our letter to you dated August 2, 2013 and we partially reissue the comment. Please disclose the specific permits that the company currently holds and those that will be required to perform exploration activities. Include a discussion of managements view in regards to the likelihood of obtaining these permits.

In response to the Staff’s comment, the Company has amended its disclosure on pages 15-16 of Amendment No. 2.

Management’s Discussion and Analysis, page 22

14.
We note your response to comment 22 of our letter to you dated August 2, 2013. As we requested, please revise this section to provide the disclosure required by Item 303 including quantifying your material commitments and the source of funds including, but not limited to, quantifying your commitment to spend $1,200 in exploration costs on each of your 164 mining claims, your commitment to pay a rental fee for each of your 164 mining claims and pay rental fees for each of your seven mining leases.

In response to the Staff’s comment, the Company has amended its disclosure on pages 25 of Amendment No. 2.

Executive Officers and Directors, page 30

15.
We note your response to comment 23 of our letter to you dated August 2, 2013. We further note that you have only one person who serves as your sole director and your sole executive officer. As required by Item 401(a) disclose the period during which Mr. McIntosh has served in these positions. As required by Item 401(e) please revise this section to provide more detail as to Mr. McIntosh’s business experience including the name and principal business of each of the “variety of private and public corporations” for which Mr. McIntosh worked. Please describe the “nature of the responsibility” undertaken by Mr. McIntosh in prior positions. Disclose whether or not he has any experience in the mining industry.

Securities and Exchange Commission
October 22, 2013

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No.2.

Notes to Financial Statements

16.
You disclose on page 21 that you own mining claims in seven properties. This is consistent with other disclosures that you own mining claims in seven properties on pages 1, 13 and 15. However, you also disclose in your audited financial statements that you own mining claims in nine properties on pages F-8 and F-23. Please clarify this discrepancy and disclose the locations of the mineral properties that you own.

The Registration Statement stated, on the pages referenced above, that the Company owned claims with respect to nine mining properties as of June 30, 2013 and/or December 31, 2012, as applicable.  The Company discloses, on page 15 of Amendment No. 2, in the section entitled “Description of Our Business,” that a number of its mining claims lapsed (resulting from the Company’s inability to perform the requisite exploration work within the initial two-year term due to a lack of sufficient funding) and the Company elected not to reacquire a number of mining claims (because the land underlying certain claims on mineral properties was designated for other uses by the Quebec government which prohibited or significantly restricted mining activities, or because the Company otherwise believed that exploration of such property would not be desirable).  Although the Company re-acquired approximately 140 of the lapsed mining claims, the number of the Company’s mineral properties was reduced from nine to seven.  The Company has amended its disclosure on pages 27, F-8 and F-23 of Amendment No. 2 to reflect the foregoing.

17.
We also note that on August 26, 2013 you re-acquired 140 mining claims from an agent for an aggregate purchase price of CAD$ 14,000 in exchange for a promissory note due on August 26, 2014. With a view toward expanded disclosure please include a subsequent events footnote in your June 30, 2013 financial statements and disclose if the re-acquired 140 mining claims increase the number of mineral properties that you own.

In response to the Staff’s comment, the Company has added a subsequent events footnote on page F-28 of Amendment No.2.

Signature Page

18.	The Chief Accounting Officer has to sign in that capacity.

In response to the Staff’s comment, the Company has revised the signature page of Amendment No.2 to reflect that Mr. McIntosh is also signing as Principal Accounting Officer of the Company.

Securities and Exchange Commission
October 22, 2013

The Company acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement as amended by Amendment No. 2 effective, it does not foreclose the Commission from taking any action with respect to such filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement as amended by Amendment No. 2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in Amendment No. 2; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding Amendment No. 2 or otherwise, please do not hesitate to contact me at (514) 425-2020.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh
President and Chief Executive Officer
Canwealth Minerals Corporation